SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 11


                     MARKETING SPECIALISTS CORPORATION
       ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               April 26, 2001
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:           ( )

Check the following box if a fee is being paid with this
Statement:                                              ( )


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                MS Acquisition Ltd.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          WC
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                MSSC Acquisition Corporation
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                OO
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Richmont Capital Partners I, L.P.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                OO
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                PN
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                J.R. Investments Corp.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                OO
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                CO
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                John P. Rochon
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                00
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                IN
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Nick G. Bouras
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          WC
                00
---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                IN
---------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No. 590080107
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Timothy M. Byrd
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          WC

---------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                TEXAS
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                      37,043,937
       NUMBER OF SHARES            ---------------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                     3,485,972
          REPORTING                ---------------------------------------
         PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                                      37,043,937
                                   ---------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                      None
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                40,529,909
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                            (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            85.8%

---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                IN
---------------------------------------------------------------------------



         This Amendment No. 11 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, as further amended by Amendment No. 3 thereto filed on April 3, 2000, as further amended by Amendment No. 4 on June 7, 2000, as further amended by Amendment No.5 on June 23, 2000, as further amended by Amendment No.6 on August 8, 2000, as further amended by Amendment No.7 on November 1, 2000, as further amended by Amendment No.8 on January 26, 2001, as further amended by Amendment No.9 on February 2, 2001, and as further amended by Amendment No. 10 on March 30, 2001.

     The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1. Security and the Issuer.

     This Schedule 13D relates to the Common Stock of the Company issuable upon conversion of the Series C 8.0% Convertible Paid-in-Kind Preferred Stock purchased by MS Acquisition on April 25, 2001 (the "Preferred Stock"). The address of the principal executive office of the Company is 17855 North Dallas Parkway, Suite 2000, Dallas, Texas 75287.

Conversion Rights

     Each share of Preferred Stock shall be convertible at any time, or from time to time, unless previously redeemed by the Company, at the option of the holder thereof, into such number of shares of Common Stock as described below. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the result obtained by dividing (a) $1,000 by (b) the conversion price then in effect and (c) in the case of any fraction of a share of Preferred Stock, by multiplying such result by such fraction. The conversion price shall be determined as follows and thereafter shall be subject to adjustment from time to time pursuant to the terms of the Certificate of Designation:

     a. if by April 30, 2001, a tender offer is commenced by a holder of the Preferred Stock to purchase all the outstanding shares of the Company and all the outstanding shares of Company Common Stock are purchased pursuant to such offer, then the conversion price per share of Preferred Stock shall be equal to the greater of (A) the price per share of Common Stock paid in such tender offer, or
          (B)$1.46 per share; or

     b. in all other events, the conversion price shall be equal to $1.46 per share of Preferred Stock.

Item 3. Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

The Preferred Stock Purchase Agreement

     Pursuant to the terms of that certain Preferred Stock Purchase Agreement, dated as of April 25, 2001, by and among MS Acquisition and the Company (the "Preferred Stock Purchase Agreement"), MS Acquisition purchased 2,000 shares of Preferred Stock of the Company at a price of $1,000 per share, for an aggregate purchase price of $2,000,000.

     The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition, from funds held for investment and by the exchange of certain amounts owed by the Company to MS Acquisition.

     As previously disclosed on Schedule 13D, MS Acquisition previously purchased, and currently holds, 9,000 shares of the same series of Preferred Stock of the Company.

Item 4. Purpose of Transactions.

The Preferred Stock Purchase Agreement

     The Preferred Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

         Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company 2,000 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $2,000,000.

         The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of the Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

Proposed Acquisition of Beneficial Ownership

         As previously disclosed on Schedule 13D, pursuant to the terms of a letter sent to the Company's board of directors on June 2, 2000, RCPI and certain investors proposed to acquire the remaining outstanding shares of Common Stock of the Company at a price per share which reflected an equity value of the Company of approximately $50 million. On February 7, 2001, RCPI and certain investors affirmed their interest in proposing to acquire the remaining outstanding shares of the Company. RCPI's current intention is to offer to purchase the remaining outstanding shares of Common Stock of the Company as part of an overall recapitalization transaction. RCPI is currently negotiating with possible financial partners and considering various alternatives to accomplish such a recapitalization. Once RCPI determines that a recapitalization can be accomplished on terms acceptable to RCPI, RCPI intends to submit a new proposal to the Company.

Item 5. Interest in the Securities of the Issuer.

(a)

     MS Acquisition

     The aggregate number of shares of the Common Stock which MS Acquisition may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of all of the Preferred Stock held by MS Acquisition into Common Stock at the conversion price of $1.46 per share, is 40,529,909. This constitutes approximately 85.8% of the 47,194,449 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by MS Acquisition at the conversion price of $1.46 per share) as of April 25, 2001.



     All Other Item 2 Persons

     Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, 40,529,909 shares of Common Stock. This constitutes approximately 85.8% of the 47,194,449 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of April 25, 2001.

(b)

     MS Acquisition

     Assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 37,043,937 shares of Common Stock. This constitutes approximately 78.4% of the 47,194,449 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of April 25, 2001.

     MS Acquisition possesses the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 7.3% of the 47,194,449 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of April 25, 2001.

     However, MS Acquisition (including all other Item 2 Persons) disclaims beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 1 of Schedule 13D).


     All Other Item 2 Persons

     Because of their direct or indirect ownership interests in, or control of, MS Acquisition, assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of 37,043,937 shares of Common Stock. This constitutes approximately 78.4% of the 47,194,449 share of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of April 25, 2001.

     Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 7.3% of the 47,194,449 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of April 25, 2001.

     However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).

     Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,485,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.


     (c) Pursuant to the terms of that certain Preferred Stock Purchase Agreement, dated as of March 28, 2001, by and among MS Acquisition and the Company (the "Preferred Stock Purchase Agreement"), MS Acquisition purchased 9,000 shares of Preferred Stock of the Company at a price of $1,000 per share, for an aggregate purchase price of $9,000,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock issuable upon conversion of the Preferred Stock purchased by MS Acquisition pursuant to the Preferred Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.


Item 7. Material Filed as Exhibits.


Exhibit I           - -      Joint Filing Agreement among RMSI, MS Acquisition, MSSC, RCPI and JRIC.

Exhibit II          - -      Voting Agreement, dated as of April 28, 1999, between RMSI,
                             Monroe & Company II, LLC, Joseph T. Casey, Glenn F. Gillam,
                             Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr.
                             and Thomas R. Studer.

Exhibit III         - -      Agreement and Plan of Merger, dated as of April 28, 1999, by and among the Company, RMSI, MS
                             Acquisition, Ronald D. Pedersen, Bruce
                             A. Butler, Gary R. Guffey and Jeffrey
                             A. Watt.


Exhibit IV          - -      Form of Certificate of Merger and Exhibit A to Certificate of
                             Merger.

Exhibit V           - -      Post-Merger Voting Agreement, by and among MS Acquisition,
                             Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey
                             A. Watt, Monroe & Company, LLC and JLM Management Company,
                             LLC.

Exhibit VI          - -      Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, MS Acquisition
                             Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey
                             and Jeffrey A. Watt.

Exhibit VII         - -      Joint Filing Agreement among MS Acquisition, MSSC, RCPI, JRIC,
                             Rochon, Bouras and Byrd.

Exhibit VIII        - -      Common Stock Purchase Agreement, dated as of January 7, 2000, by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.

Exhibit IX          - -      Common Stock Purchase Agreement, dated as of March 30, 2000,
                             by and between Marketing Specialists Corporation       and MS
                             Acquisition Limited.

Exhibit X           - -      Stockholders Agreement, dated as of March 30, 2000, by and among Marketing Specialists Corporation, First Union
                             Investors, Inc. and MS Acquisition Limited.

Exhibit XI          - -      Letter, dated as of June 7, 2000, from Richmont Capital

                             Partners I, L.P. to the board of directors of Marketing
                             Specialists Corporation.

Exhibit XII         - -      Certificate of Designation of the Powers, Preferences and
                             Relative, Participating, Optional and Other Special Rights of
                             8.0% Convertible Paid-In-Kind Preferred Stock and
                             Qualification, Limitations and Restrictions thereof, dated
                             June 22, 2000.

Exhibit XIII        - -      Preferred Stock Purchase Agreement, dated as of June 23, 2000, by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.


Exhibit XIV         - -      Preferred Stock Purchase Agreement, dated as of August 8, 2000 by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.

Exhibit XV          - -      Certificate of Designation of the Powers, Preferences and
                             Relative, Participating, Optional and Other Special Rights of
                             Series B 8.0% Convertible Paid-In-Kind Preferred Stock and
                             Qualification, Limitations and Restrictions thereof, dated
                             November 1, 2000.

Exhibit XVI         - -      Preferred Stock Purchase Agreement, dated as of November 1,
                             2000 by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.

Exhibit XVII        - -      Preferred Stock Purchase Agreement, dated as of January 26,
                             2001 by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.

Exhibit XVIII       - -      Letter, dated February 7, 2001, from Richmont Capital
                             Partners I, L.P. to the Special Committee of the Board of
                             Directors of Marketing Specialists Corporation.

Exhibit XIX         - -      Certificate of Designation of the Powers, Preferences and
                             Relative, Participating, Optional and Other Special Rights of
                             Series C 8.0% Convertible Paid-In-Kind Preferred Stock and
                             Qualification, Limitations and Restrictions thereof, dated
                             March 28, 2001.

Exhibit XX          - -      Preferred Stock Purchase Agreement, dated as of March 28, 2001 by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.

Exhibit XXI         - -      Amended Certificate of Designation of the Powers, Preferences
                             and Relative, Participating, Optional and Other Special Rights
                             of Series C 8.0% Convertible Paid-In-Kind Preferred Stock and
                             Qualification, Limitations and Restrictions thereof, dated
                             April 25, 2001.*

Exhibit XXII        - -      Preferred Stock Purchase Agreement, dated as of April 25, 2001 by and between Marketing Specialists Corporation and MS
                             Acquisition Limited.*

*Filed with this Amendment

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  April 26, 2001                   MS ACQUISITION LTD.

                                         By:      MSSC Acquisition Corporation,
                                                  its General Partner

                                         By:       /s/ Tim Byrd
                                                  -----------------------------
                                                  Name: Tim Byrd
                                                  Title: Vice President



                               EXHIBIT INDEX


Exhibit I    -    Joint Filing Agreement among RMSI, MS Acquisition,
                  MSSC, RCPI and JRIC

Exhibit II   -    Voting Agreement, dated as of April 28, 1999,
                  between RMSI, Monroe & Company II, LLC, Joseph T.
                  Casey, Glenn F. Gillam, Douglas H. Holstein,
                  Gerald R. Leonard, Sidney D. Rogers, Jr. and
                  Thomas R. Studer

Exhibit III  -    Agreement and Plan of Merger, dated as of April
                  28, 1999, by and among the Company, RMSI, MS
                  Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                  Gary R. Guffey and Jeffrey A. Watt

Exhibit IV   -    Form of Certificate of Merger and Exhibit A to
                  Certificate of Merger

Exhibit V    -    Post-Merger Voting Agreement, by and among MS
                  Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                  Gary R. Guffey, Jeffrey A. Watt, Monroe &
                  Company, LLC and JLM Management Company, LLC

Exhibit VI   -    Registration Rights Agreement, dated as of
                  August 18, 1999, by and among Merkert American
                  Corporation, MS Acquisition Limited, Ronald D. Pedersen,
                  Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII  -    Joint Filing Agreement among MS Acquisition, MSSC,
                  RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII -    Common Stock Purchase Agreement, dated as of
                  January 7, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit IX   -    Common Stock Purchase Agreement, dated as of
                  March 30, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit X    -    Stockholders Agreement, dated as of March 30, 2000, by
                  and among Marketing Specialists Corporation, First Union
                  Investors, Inc. and MS Acquisition Limited.

Exhibit XI   -    Letter, dated as of June 7, 2000, from Richmont Capital
                  Partners I, L.P. to the board of directors of Marketing
                  Specialists Corporation.

Exhibit XII  -    Certificate of Designation of the Powers,
                  Preferences and Relative, Participating, Optional and
                  Other Special Rights of 8.0% Convertible Paid-In-Kind
                  Preferred Stock and Qualification, Limitations and
                  Restrictions thereof, dated June 22, 2000.

Exhibit XIII -    Preferred Stock Purchase Agreement, dated as of
                  June 23, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.


Exhibit  XIV -    Preferred Stock Purchase Agreement, dated as of
                  August 8, 2000 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit  XV  -    Certificate of Designation of the Powers, Preferences
                  and Relative, Participating, Optional and Other Special
                  Rights of Series B 8.0% Convertible Paid-In-Kind
                  Preferred Stock and Qualification, Limitations and
                  Restrictions thereof, dated November 1, 2000.

Exhibit XVI  -    Preferred Stock Purchase Agreement, dated as of
                  November 1, 2000 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit XVII -    Preferred Stock Purchase Agreement, dated as of
                  January 26, 2001 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit XVIII- Letter, dated February 7, 2001, from Richmont Capital Partners I, L.P. to the Special Committee of the Board of Directors of Marketing Specialists Corporation.

Exhibit XIX  -    Certificate of Designation of the Powers, Preferences
                  and Relative, Participating, Optional and Other Special
                  Rights of Series C 8.0% Convertible Paid-In-Kind
                  Preferred Stock and Qualification, Limitations and
                  Restrictions thereof, dated March 28, 2001.

Exhibit XX   -    Preferred Stock Purchase Agreement, dated as of
                  March 28, 2001 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit XIX  -    Certificate of Designation of the Powers, Preferences
                  and Relative, Participating, Optional and Other Special
                  Rights of Series C 8.0% Convertible Paid-In-Kind
                  Preferred Stock and Qualification, Limitations and
                  Restrictions thereof, dated March 28, 2001.

Exhibit XX   -    Preferred Stock Purchase Agreement, dated as of
                  March 28, 2001 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.


Exhibit XXI  -    Certificate of Designation of the Powers, Preferences
                  and Relative, Participating, Optional and Other Special
                  Rights of Series C 8.0% Convertible Paid-In-Kind
                  Preferred Stock and Qualification, Limitations and
                  Restrictions thereof, dated March 28, 2001.*

Exhibit XXII -    Preferred Stock Purchase Agreement, dated as of
                  March 28, 2001 by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.*

*Filed with this Amendment



                                                                EXHIBIT XXI

                     MARKETING SPECIALISTS CORPORATION

                   AMENDED CERTIFICATE OF DESIGNATION OF
           SERIES C 8.0% CONVERTIBLE PAID-IN-KIND PREFERRED STOCK

                       Pursuant to Section 151 of the
                       General Corporation Law of the
                             State of Delaware

         The undersigned, Timothy M. Byrd, Vice President of Marketing Specialist Corporation, a Delaware corporation (the "Corporation"), pursuant to an Action by Unanimous Written Consent of the Independent Committee of the Board of Directors of the Corporation dated as of April 25, 2001, hereby certifies:

         FIRST: That the Corporation filed a Certificate of Designation on March 30, 2001 designating 10,000 shares of the authorized preferred stock as "Series C 8.0% Convertible Paid-in-Kind Preferred Stock."

         SECOND: That the Corporation's Certificate of Designation is hereby amended to increase the number of authorized shares constituting such series from 10,000 to 25,000.

         THIRD: That 9,000 shares of the Corporation's Series C 8.0% Convertible Paid-in-Kind Preferred Stock have been issued and no more than 25,000 shares of the Corporation's Series C 8.0% Convertible Paid-in-Kind Preferred Stock will be issued.

         FOURTH: That this Amended Certificate of Designation has been duly adopted in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Vice President, Timothy M. Byrd, as of April 25, 2001.


                                             By:   /s/ Tim Byrd
                                                  -----------------------------
                                                  Name: Tim Byrd
                                                  Title: Vice President







                                                               EXHIBIT XXII



--------------------------------------------------------------------------------



                     MARKETING SPECIALISTS CORPORATION




                          PREFERRED STOCK PURCHASE
                                 AGREEMENT




                         DATED AS OF APRIL 25, 2001


                              2,000 SHARES OF
                  CONVERTIBLE PAID-IN-KIND PREFERRED STOCK






--------------------------------------------------------------------------------


                                                                       Page

                             TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
1.  PURCHASE AND SALE OF PREFERRED STOCK.......................................................1
             1.1.     Authorization of Preferred Stock.........................................1
             1.2.     Purchase Price and Closing...............................................1
             1.3.     Use of Proceeds..........................................................2

2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................................2
             2.1.     Organization, Standing and Power.........................................2
             2.2.     Authority................................................................2
             2.3.     Enforceability...........................................................2
             2.4.     Valid Issuance...........................................................2
             2.5.     Capitalization...........................................................3
             2.6.     No Violation.............................................................3
             2.7.     Reports and Financial Statements.........................................3
             2.8.     Litigation...............................................................3
             2.9.     Registration Rights Agreement............................................4

3.  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER............................................4
             3.1.     Authorization............................................................4
             3.2.     Purchase for Own Account.................................................4
             3.3.     Disclosure of Information................................................4
             3.4.     Investment Experience....................................................4
             3.5.     Accredited Investor Status...............................................5
             3.6.     Restricted Securities....................................................5
             3.7.     Governmental Consents....................................................5
             3.8.     Further Limitations on Disposition.......................................5
             3.9.     Legends..................................................................5

4.  CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS........................................6
             4.1.     Representations and Warranties...........................................6

5.  DEFINITIONS................................................................................6

6.  INDEMNIFICATION............................................................................7
             6.1.     General Indemnity........................................................7
             6.2.     Indemnification Procedure................................................8
             6.3.     Indemnification Limitations..............................................8

7.  MISCELLANEOUS..............................................................................9
             7.1.     No Waiver; Cumulative Remedies...........................................9
             7.2.     HSR......................................................................9
             7.3.     Amendments, Waivers and Consents.........................................9
             7.4.     Notices..................................................................9
             7.5.     Binding Effect; Assignment..............................................10
             7.6.     Survival of Representations and Warranties..............................10
             7.7.     Severability............................................................10
             7.8.     Governing Law...........................................................11
             7.9.     Headings................................................................11
             7.10.    Counterparts............................................................11
             7.11.    Closing Condition Waivers...............................................11

                     PREFERRED STOCK PURCHASE AGREEMENT


     THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is dated this 25th day of April, 2001, by and between Marketing Specialists Corporation, a Delaware corporation (the "Company"), and MS Acquisition Limited, a Texas limited partnership (the "Purchaser").

                           PRELIMINARY STATEMENTS

     A. The Purchaser is a stockholder of the Company and desires to purchase shares of the Company's Series C Convertible Paid-In-Kind Preferred Stock, $0.01 par value per share (the "Preferred Stock"), directly from the Company, subject to the terms and conditions set forth herein.

     B. The Company desires to sell shares of Preferred Stock to the Purchaser, subject to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing, the mutual promises and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                           STATEMENT OF AGREEMENT

1.   PURCHASE AND SALE OF PREFERRED STOCK

     1.1 Authorization of Preferred Stock. The Company has authorized the issuance and sale of 2,000 shares (the "Shares") of its authorized but unissued shares of Preferred Stock, having the rights set forth in the Certificate of Designation of the Company.

1.2. Purchase Price and Closing. The Company agrees to issue and sell to the Purchaser, and in consideration of, and in express reliance upon, the representations, warranties, terms and conditions contained in, this Agreement, the Purchaser agrees to purchase the Shares at a purchase price of $1,000 per share, for an aggregate purchase price of $2,000,000. Subject to the terms and conditions contained herein, the closing of the purchase and sale of the Shares to be acquired by the Purchaser from the Company under this Agreement (the "Closing") shall take place promptly upon satisfaction of all the conditions contained in Section 4 of this Agreement shall have been satisfied or waived, or at such other time and date as the Purchaser and the Company may agree (the "Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, or such other location as the parties mutually agree. At the Closing, the Company will deliver to the Purchaser a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date,
(a) attesting to corporate action taken by the Company, including resolutions of the Board of Directors authorizing (i) the execution, delivery and performance by the Company of this Agreement and (ii) the issuance of the Shares, and (b) verifying that the Certificate of Incorporation of the Company and the Bylaws of the Company currently on file with the Commission are true, correct and complete as of the Closing Date. As soon as practicable after the closing, but in any event not later than seven business days, the Company will deliver to the Purchaser certificates evidencing the Shares to be purchased by the Purchaser hereunder. At the Closing, Purchaser shall deliver $2,000,000 to the Company by wire transfer of immediately available funds.

     1.3. Use of Proceeds. The Company shall use the cash proceeds from the sale of the Shares for general corporate purposes including, without limitation, working capital and the financing of acquisitions.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Purchaser as follows:

     2.1. Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted. There is no pending or, to the Company's knowledge, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of the Company. The Company's operating subsidiaries are entities duly organized, validly existing and in good standing under the laws of each such subsidiary's state of organization, and each has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted. There is no pending or, to the Company's knowledge, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of any of the Company's operating subsidiaries.

     2.2. Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to issue and sell the Shares and to carry out its obligations hereunder. The issuance and sale of the Shares by the Company to the Purchaser has been unanimously approved by an independent committee of the Board of Directors of the Company.

     2.3. Enforceability. This Agreement has been duly executed and delivered by the Company and each constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as the same may be limited by the terms of this Agreement or by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     2.4. Valid Issuance. Upon consummation of the transactions contemplated hereby and the issuance and delivery of certificates representing the Shares to the Purchaser, the Shares will be validly issued, fully paid, non-assessable and, except as created by Purchaser, free of preemptive rights or similar rights of stockholders of the Company and free and clear of any liens or other encumbrance.

     2.5. Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 4,000,000 shares of Restricted Common Stock and 1,000,000 shares of preferred stock. As of April 19, 2001, (i) 25,912,809 shares of Common Stock and 72,736 shares of Restricted Common Stock were validly issued and outstanding, fully paid and non-assessable, (ii) no shares of 8.0% Convertible Paid-In-Kind Preferred Stock were issued and outstanding, (iii) 19,965 shares of Series B 8.0% Convertible Paid-In-Kind Preferred Stock, and (iv) 9,000 shares of Series C 8.0% Convertible Paid-In-Kind Preferred Stock.

     2.6No Violation. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated by this Agreement will not (a) contravene any provision of the Certificate of Incorporation or Bylaws of the Company, (b) violate or conflict with any material law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment, ruling or order of any governmental authority or of any arbitration award which is either applicable to, binding upon, or enforceable against the Company, (c) conflict with, result in any breach of, or constitute a default under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any material agreement which is applicable to, binding upon or enforceable against the Company, (d) result in or require the creation or imposition of any lien or other encumbrance upon or with respect to any of the material property or assets of the Company, (e) give to any individual or entity a right or claim against the Company, which would have a Material Adverse Effect on the Company; or (f) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other person, except (i) to the extent necessary, consents under (A) the Second Amended and Restated Credit Agreement dated March 30, 2000, among the Company, the lenders set forth on Schedule 1 thereto and First Union National Bank as agent for the lenders, and (B) the Credit Agreement dated March 30, 2000 among the Company and certain of its subsidiaries, as borrowers, the lenders named therein and The Chase Manhattan Bank, as Agent which such consents have been obtained, (ii) pursuant to the Exchange Act and the Securities Act and applicable inclusion requirements of any stock exchange on which the Common Stock is listed, (iii) filings required under the securities or blue sky laws of the various states or (iv) filings required under the HSR Act, if any (collectively, "Required Consents").

     2.7. Reports and Financial Statements. From January 1, 1997 to the date hereof, except where failure to have done so did not and would not have a Material Adverse Effect on the Company, the Company (including any predecessor entities) has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (collectively, the "Company Reports"), copies of all of which have been delivered to the Purchaser. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the Company Reports complied in all material respects with all the rules and regulations promulgated by the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     2.8. Litigation. With the exception of Brown v. Pedersen, C.A. No. 18099-NC and Parnes v. Byrd, C.A. No. 1810-NC, there is no action, suit or other legal or administrative proceeding or governmental investigation pending, or, to the knowledge of the Company, threatened, anticipated or contemplated against, by or affecting the Company which questions the validity or enforceability of this Agreement or the Registration Rights Agreement or the transactions contemplated hereby or thereby.

     2.9. Registration Rights Agreement. The Company acknowledges and agrees that the Common Stock issuable upon conversion of the Shares will be eligible for registration pursuant to the terms of the Registration Rights Agreement by and among the Purchaser, the Company and certain other parties thereto.

3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     The Purchaser hereby represents and warrants to the Company as follows:

     3.1. Authorization. This Agreement constitutes the Purchaser's valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (b) the effect of rules of law governing the availability of equitable remedies. The Purchaser represents that the Purchaser has full power and authority to enter into this Agreement.

     3.2. Purchase for Own Account. The Shares to be purchased by the Purchaser hereunder shall be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser represents that the Purchaser has not been formed for the specific purpose of acquiring the Shares.

     3.3. Disclosure of Information. The Purchaser has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Shares to be purchased under this Agreement. The Purchaser further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access.

     3.4. Investment Experience. The Purchaser understands that the purchase of the Shares involves substantial risk. The Purchaser acknowledges that the Purchaser is able to fend for itself, can bear the economic risk of the Purchaser's investment in the Shares and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of this investment in the Shares and protecting its own interests in connection with this investment.

      3.5. Accredited Investor Status. The Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

     3.6. Restricted Securities. The Purchaser understands that the Shares are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Further, the Purchaser represents that the Purchaser is familiar with Rule 144 of the Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. The Purchaser understands that the Company is under no obligation to register any of the securities sold hereunder except as provided in the Registration Rights Agreement.

     3.7. Governmental Consents. No filings are required to be made, or consents to be obtained, from any governmental authority to consummate the transactions contemplated hereby.

     3.8. Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Shares unless and until:

          (a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (b) the Purchaser shall have furnished the Company at the expense of the Purchaser or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act or is in compliance with Rule 144 of the Securities Act.

Notwithstanding the provisions of subparagraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required for any transfer of Shares to (A) a partner of the Purchaser, (B) a retired partner of the Purchaser who retires after the date hereof, or (C) the estate of any such partner; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 3 to the same extent as if the transferee were an original purchaser hereunder.

     3.9. Legends. It is understood that the certificates evidencing the Shares will bear the legends set forth below:

     (a) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT, OR THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO IT AND ITS COUNSEL, THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

     (b) Any legend imposed or required by the applicable state securities laws, the Registration Rights Agreement or any other ancillary agreement.

4. CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

     The obligation of the Purchaser to purchase the Shares is subject to the satisfaction by the Company, or waiver by the Purchaser, on or prior to the Closing Date, of the following conditions:

     4.1. Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement that is qualified as to Material Adverse Effect or materiality shall be true and correct, and each of the representations and warranties of the Company set forth in this Agreement not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date).

     4.2. Consents. The Company shall have obtained all necessary consents to the transactions contemplated by this Agreement under each of (a) the Second Amended and Restated Credit Agreement dated March 30, 2000, among the Company, the lenders set forth on Schedule 1 thereto and First Union National Bank as agent for the lenders, and (b) the Credit Agreement dated March 30, 2000 among the Company and certain of its subsidiaries, as borrowers, the lenders named therein and The Chase Manhattan Bank, as Agent.

5. DEFINITIONS

     As used in this Agreement, the following terms shall have the following meanings:

     "Agreement" means this Preferred Stock Purchase Agreement, including all amendments, modifications and supplements thereto.

     "Closing" shall have the meaning assigned to such term in Section 1.2.

     "Closing Date" shall have the meaning assigned to such term in Section
1.2.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" shall mean the common stock of the Company, par value $.01 per share.

     "Company" shall have the meaning assigned to such term in the introductory paragraph hereof.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnified Party" shall have the meaning assigned to such term in
Section 6.2.

     "Material Adverse Effect" means any material adverse effect on (a) the business, assets, operations or financial condition of the Company and its subsidiaries, taken as a whole, (b) the ability of the Company to perform its obligations under this Agreement or the Registration Rights Agreement or (c) the binding nature, validity or enforceability of this Agreement or the Registration Rights Agreement.

     "Purchaser" shall have the meaning assigned to such term in the introductory paragraph hereof.

     "Registration Rights Agreement" means the Registration Rights Agreement for the RMSI Stockholders, dated as of August 18, 1999, by and among the Company, the Purchaser and the other parties thereto.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Shares" shall have the meaning assigned to such term in Section 1.1.

6. INDEMNIFICATION

     6.1. General Indemnity. The Company agrees to indemnify and save harmless the Purchaser and its directors, officers, affiliates, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company in this Agreement. The Purchaser agrees to indemnify and save harmless the Company and its directors, officers, affiliates, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

     6.2. Indemnification Procedure. Any party entitled to indemnification under this Section 6 (an "Indemnified Party") will give written notice to the indemnifying party of any claim with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to a claim for indemnification; provided that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 6 except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist in respect of such action, proceeding or claim, to assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action, proceeding or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party's costs and expenses arising out of the defense, settlement or compromise of any such action, proceeding, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action, proceeding or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action, proceeding or claim. The indemnifying party shall keep the Indemnified Party fully informed at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action, proceeding or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. Anything in this Section 6 to the contrary notwithstanding, the indemnifying party shall not, without the Indemnified Party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party, a release from all liability in respect of such claim, proceeding or action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar right of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

         12.6. Indemnification Limitations. Notwithstanding the foregoing, the Indemnified Party shall be entitled to make claims under Section 6.1 hereof only to the extent that the aggregate amount of losses arising from such claims does not exceed $2,000,000. Nothing contained in this Section
6.3 shall be construed to limit the indemnification obligations afforded to any director or officer of the Company under its organizational documents, state law or otherwise.

7. MISCELLANEOUS

     7.1. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy thereunder. The remedies therein provided are cumulative and not exclusive of any remedies provided by law.

     7.2. HSR. If required by applicable law, each of the Purchaser and the Company agree to cooperate in the preparation of, and file, any required notification form pursuant to the HSR Act with respect to the acquisition by the Purchaser of shares of the Company's Common Stock issuable to the Purchaser upon conversion of the Preferred Stock.

     7.3. Amendments, Waivers and Consents. Any provisions in this Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any provision set forth herein may be omitted or waived, if the Company shall obtain consent thereto in writing from the Purchaser. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     7.4. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed by prepaid first class mail, return receipt requested, or mailed by overnight courier prepaid to the parties at the following addresses or facsimile numbers.

     To the Company:            Marketing Specialists Corporation
                                17855 N. Dallas Parkway, Suite 200
                                Dallas, Texas  75287
                                Attention:  Eric J. Golle
                                Facsimile Number:  972-349-6448

     With a copy to:            Akin, Gump, Strauss, Hauer & Feld, LLP
                                1700 Pacific Avenue, Suite 4100
                                Dallas, Texas 75201
                                Attention: Alan M.  Utay
                                Facsimile Number: 214-969-4343


     To the Purchaser:          MS Acquisition Limited
                                17855 North Dallas Parkway
                                Suite 200
                                Dallas, Texas  75287
                                Attention:  Nick Bouras
                                Fax:  (972) 860-7584


     With a copy to:   Skadden, Arps, Slate, Meagher & Flom LLP
                                4 Times Square
                                New York, New York  10036
                                Attention:  Eileen T. Nugent
                                Fax:  (212) 735-2000

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 7.4 be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 7.4 be deemed given upon successful transmission, (iii) if delivered by mail in the manner described above to the address as provided in this Section 7.4 be deemed given upon the earlier of the third business day following mailing or upon receipt and
(iv) if delivered by overnight courier to the address as provided in this
Section 7.4 be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     7.5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of each of the Company and the Purchaser and their respective heirs, successors and assigns, except that the Company shall not have the right to delegate its obligations hereunder.

     7.6. Survival of Representations and Warranties. All representations and warranties made in this Agreement, or any other instrument or document delivered in connection herewith, shall survive the execution and delivery hereof or thereof for a period of 12 months after the date hereof.

     7.7. Severability. The provisions of this Agreement and the terms of the Shares are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement or the terms of the Shares shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or the terms of the Shares, but this Agreement and the terms of the Shares shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

     7.8. Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED
IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

     7.9. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     7.10. Counterparts. This Agreement may be executed in any number of counterparts, each or which will be deemed an original, but all of which together will constitute one and the same instrument.

     7.11. Closing Condition Waivers. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such waiver but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or future failure.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.


                                MARKETING SPECIALISTS CORPORATION


                                By: /s/ Timothy M. Byrd
                                   ------------------------------
                                    Name:  Timothy M. Byrd
                                    Title: Chief Financial Officer


                                MS ACQUISITION LIMITED

                                By:  MSSC Acquisition Corp., its General
                                     Partner


                                By: /s/ Timothy M. Byrd
                                   ---------------------------
                                    Name:  Timothy M. Byrd
                                    Title: Chief Financial Officer